Exhibit 99.1

HUSKY ENERGY REPORTS 2009 FOURTH QUARTER AND ANNUAL RESULTS

Calgary, Alberta (February 3, 2010) – Husky Energy Inc. (TSX: HSE) reported net earnings in the fourth quarter of 2009 were $320 million or $0.38 per share (diluted), compared to $231 million or $0.27 per share (diluted) in the same period of 2008. Adjusted Net Earnings were $334 million or $0.39 per share (diluted) compared to $360 million or $0.42 per share (diluted) in the fourth quarter of 2008. Cash flow from operations for the fourth quarter was $657 million or $0.77 per share (diluted), compared with $330 million or $0.39 per share (diluted) in the same period of 2008. Sales and operating revenues, net of royalties, were $3.61 billion, compared with $4.70 billion in the fourth quarter of 2008.

“While some stability returned to the commodity markets, prices were down sharply in 2009 from the prior year. Actions taken by Husky to optimize operations and reduce costs partially offset this impact resulting in the Company maintaining a strong financial position for the year,” said Mr. John C.S. Lau, President & Chief Executive Officer of Husky Energy Inc. “Results in the fourth quarter of 2009 reflected a stronger commodity price environment with cash flow from operations significantly higher than the amount generated in the fourth quarter of 2008.”

2009 Highlights
Husky delivered a solid financial performance in 2009 while advancing a number of major projects:
• Sunrise Oil Sands Project, Alberta:
• Optimized and re-designed project to reduce capital costs
• Front end engineering and design completed and regulatory approvals for the facility design modification received
• Revised capital program to re-position BP-Husky Toledo Refinery for Sunrise Phase 1, deferring approximately $900 million downstream capital spending between 2010 and 2014
• White Rose, offshore Newfoundland & Labrador:
• Completed a major turnaround on the SeaRose FPSO (floating production storage and offloading) Vessel
• Completed North Amethyst sub-sea tie-in work with production planned for Q2 2010
• Discovered additional resources in the Hibernia formation and increased land position adjacent to the North Amethyst area

• Oil discovery at Mizzen, offshore Newfoundland & Labrador
• Completed a 3-D seismic program, offshore Greenland
• South China Sea, China:
• Completed Block 29/26 Liwan 3-1 field appraisal program
• Front end engineering and design for the Liwan 3-1 field and Overall Development Plan near complete
• Further proved the prospectivity of Block 29/26 with the discovery of the Liuhua 34-2 field
• Enhanced downstream operations and agreed to purchase 98 retail outlets in the southern Ontario region
• Completed heavy oil mainline expansion between Lloydminster and Hardisty, Alberta
• Completed major turnarounds at the Lima, Ohio refinery and Lloydminster asphalt refinery
• Significantly reduced total operating costs from the 2008 levels.
Financial Performance

Commodity prices and crack spreads were lower in 2009 relative to 2008. The WTI benchmark crude oil price averaged U.S. $61.80 per barrel in 2009, compared to U.S. $99.65 per barrel in 2008. The NYMEX benchmark natural gas price averaged U.S. $3.99 per million British Thermal Units for the year compared to U.S. $9.04 per million BTUs in 2008. The WTI / Lloydminster Crude Blend heavy oil price differential was lower in 2009 at U.S. $9.93 per barrel, than the U.S. $20.38 per barrel in 2008. The Chicago 3:2:1 crack spread averaged U.S. $8.43 per barrel in 2009 down from U.S. $11.17 per barrel in 2008.

Total long term debt, including the current portion and bank operating loans at December 31, 2009 was $3.23 billion compared with $1.96 billion at December 31, 2008. Debt to cash flow and debt to capital employed ratios at December 31, 2009 were 1.3 times and 18.3 percent respectively. The Company’s net debt at December 31, 2009 was $2.84 billion. In 2009, the Company filed a U.S. $3 billion debt shelf prospectus and a $1 billion Canadian medium term note shelf prospectus. In May, the Company issued long-term debt of U.S. $1.5 billion under its U.S. shelf prospectus, taking advantage of market conditions to enhance its liquidity.

Capital spending in 2009 was in line with the capital guidance of $2.6 billion. The Company has increased its 2010 capital budget by 20 percent to $3.1 billion, focusing on maintaining production and investing in projects in western Canada, offshore Canada’s East Coast, and in South East Asia.

Fourth Quarter Financial Highlights • Net Earnings: $320 million $0.38 per share • Cash flow from Operations: $657 million $0.77 per share • Sales and Operating Revenue: $3.61 billion

2009 net earnings were $1.42 billion or $1.67 per share (diluted), compared to $3.75 billion or $4.42 per share (diluted) in 2008. Adjusted Net Earnings for the year were $1.48 billion or $1.74 per share (diluted) compared to $3.88 billion or $4.57 per share (diluted) in 2008. Cash flow from operations was $2.51 billion or $2.95 per share (diluted), compared with $5.95 billion or $7.00 per share (diluted) in 2008. Sales and operating revenues, net of royalties, were $15.07 billion for 2009, compared with $24.70 billion in 2008.

Upstream

In the fourth quarter of 2009, total production averaged 291,500 barrels of oil equivalent per day compared with 358,400 barrels of oil equivalent per day in the fourth quarter of 2008. Total crude oil and natural gas liquids production was 203,400 barrels per day, compared with 263,200 barrels per day in the fourth quarter of 2008. Natural gas production in the fourth quarter was 529 million cubic feet per day compared with 571 million cubic feet per day in the same period of 2008.

HUSKY ENERGY INC. – 2009 FOURTH QUARTER RESULTS

Production for 2009 averaged 306,500 barrels of oil equivalent per day compared with 355,900 barrels of oil equivalent per day in 2008. Liquids production was lower mainly due to reduced production from the Terra Nova oil field and the planned maintenance and satellite tie-in work in the White Rose oil field offshore Canada’s East Coast. Gas production was lower mainly due to the scale back of capital expenditures on drilling, well completions and tie-ins and shut-in production. Crude oil and natural gas liquids production was 216,200 barrels per day, compared with 256,800 barrels per day in 2008. Natural gas production was 542 million cubic feet per day compared with 594 million cubic feet per day in 2008.

In December 2009, Husky discovered another gas field on Block 29/26 in the South China Sea, the Liuhua 34-2-1 exploration well. The Liuhua 34-2 Field will be tied into the planned offshore infrastructure associated with the Liwan 3-1 Deepwater Project. The West Hercules deepwater rig is currently drilling an exploration well at Liuhua 29-1-1 and when complete will return to the Liuhua 34-2 discovery area to drill an appraisal well. Husky expects to submit the Liwan 3-1 Field Overall Development Plan to the regulatory authorities in early 2010 and first gas production is targeted to be in the 2013 timeframe.

2009

Financial and

Performance

Highlights

•        Net Earnings:

$1.42 billion

$1.67 per share

•        Cash flow from Operations:

$2.51 billion

$2.95 per share

•        Sales and Operating Revenue:

$15.07 billion

•        North Amethyst tie-in complete - first production Q2 2010

•        Sunrise Oil Sands – received regulatory approvals and completed FEED

•        SE Asia – drilled 3 successful Liwan appraisal wells and announced another discovery

•        Agreed to purchase 98 retail stations in the Ontario market

Offshore Canada’s East Coast, the North Amethyst satellite sub-sea tie-back work was completed and production is expected to come on stream in Q2 2010.

In western Canada, FEED work for the first phase of the Sunrise Oil Sands Project is now complete and tenders for major engineering and construction contracts will commence. The project is planned for sanction in 2010.

Midstream

The midstream operations performed well in the quarter with strong throughput at the Lloydminster Upgrader. Infrastructure and Marketing net earnings were $49 million in the fourth quarter, up from $28 million in the same quarter of 2008. Lower operating costs partially reduced the impact of lower light / heavy oil price differentials at the Upgrader which generated $14 million in net earnings compared to $47 million in the fourth quarter of 2008.

Downstream

Husky’s downstream financial results improved in the fourth quarter of 2009 compared to the same period in the prior year. Husky’s total U.S. and Canadian refining throughput was 154,900 barrels per day, compared with 229,000 barrels per day in the same quarter of 2008. Lower throughput was mainly due to the scheduled turnaround activities at the Lima refinery.

In December, Husky agreed to purchase 98 retail outlets, increasing the Company’s total retail outlets to 571. The acquisition strengthens Husky’s market share in Canada and establishes its position in the southern Ontario market.

Husky and its partner BP sanctioned the Continuous Catalytic Reformer Regeneration Project at the Toledo Refinery, Ohio. The project will improve the efficiency and competitiveness of the refinery by reducing energy consumption and lowering operating costs.

HUSKY ENERGY INC. – 2009 FOURTH QUARTER RESULTS

A full copy of Husky’s fourth quarter report to shareholders, including the interim report and the financial statements and notes (unaudited) can be obtained at www.huskyenergy.com/investorrelations/quarterlyreports.

LEGAL NOTICE – FORWARD LOOKING INFORMATION

Certain statements in this document are forward-looking statements or information (collectively “forward-looking statements”), within the meaning of the applicable securities legislation. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as: “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “intend,” “plan,” “projection,” “could,” “vision,” “goals,” “objective” and “outlook”) are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. In particular, the forward-looking statements in this news release include: Husky’s 2010 capital expenditure program, North Amethyst production plans; development and production plans for the Liuhua 34-2 Field; and Sunrise development plans. Although Husky believes that the expectations reflected by the forward-looking statements presented in this document are reasonable, Husky’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to Husky about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third party consultants, suppliers, regulators and other sources. Husky’s Annual Information Form and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe the risks, material assumptions and other factors that could influence actual results and which are incorporated herein by reference. Except as required by applicable securities laws, Husky disclaims any intention or obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Husky uses the term barrels of oil equivalent (boe) which is calculated on an energy equivalence basis whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. Readers are cautioned that the term boe may be misleading if used in isolation. This measure is primarily applicable at the burner tip and does not represent value equivalence at the well head.

Husky Energy Inc. will host a conference call for analysts and investors on Thursday, February 4, 2010, at 4:15 p.m. Eastern Time to discuss Husky’s fourth quarter results. To participate please dial 1-800-319-4610 beginning at 4:05 p.m. Eastern Time.

Mr. John C.S. Lau, President & Chief Executive Officer, and other officers will be participating in the call.

A live audio webcast of the conference call will be available, for approximately 90 days, via Husky’s website, www.huskyenergy.com, under Investor Relations.

Media are invited to listen to the conference call.

•	Dial 1-800-597-1419 at 4:05 p.m. (Eastern Time).

A recording of the call will be posted at approximately 5:30 p.m. (Eastern Time).

•	Dial 1-800-319-6413 (dial reservation # 2658).

The Postview will be available until Friday, March 5, 2010.

Husky Energy is an integrated energy and energy-related company headquartered in Calgary, Alberta, Canada. Husky Energy is a publicly traded company listed on the Toronto Stock Exchange under the symbol HSE. For more information about Husky Energy Inc. please visit our web site at www.huskyenergy.com.

HUSKY ENERGY INC. – 2009 FOURTH QUARTER RESULTS

For further information, please contact:

Investor Inquiries: Sharon Murphy General Manager, Corporate Communications & Investor Relations Husky Energy Inc. 403-298-6096	Media Inquiries: Graham White Corporate Communications Husky Energy Inc. 403-298-7088

Patrick Aherne Manager, Investor Relations Husky Energy Inc. 403-298-6817

HUSKY ENERGY INC. – 2009 FOURTH QUARTER RESULTS